FOR IMMEDIATE RELEASE               Contact-Guy T. Marcus
May 21, 1997                        Vice President-Inv. Rel.
                                    (214) 978-2691

          HALLIBURTON COMPANY ANNOUNCES PROMOTIONS

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today announces the following new Halliburton Company officer appointments, which become effective June 1, 1997 - Dave Lesar, president and chief operating officer; Ken LeSuer, vice chairman; and Gary Morris, executive vice president and chief financial officer.

     Dave Lesar, 43, will become president and chief operating officer of Halliburton. Previously, Mr. Lesar was both executive vice president and chief financial officer of Halliburton Company and president and chief executive officer of Brown & Root, Inc. He served as executive vice president-finance and administration of Halliburton Energy Services upon joining the company in 1993. Before coming to Halliburton, Mr. Lesar spent 16 years with Arthur Andersen & Co. Mr. Lesar is a graduate of the University of Wisconsin where he earned BS and MBA degrees.

     Ken LeSuer, 61, will become vice chairman of Halliburton Company. Mr. LeSuer most recently has served as chief executive officer of the Halliburton Energy Group. He has more than 38 years of experience with Halliburton, having served as president

                        Page 5 of 7 Pages
               The Exhibit Index Appears on Page 4
for Halliburton Services, Halliburton Reservoir Services and Vann
Systems. Mr. LeSuer holds a BS degree in petroleum engineering from Texas A&M University.

     Gary Morris, 44, will become executive vice president and chief financial officer of Halliburton Company. Prior to this appointment, Mr. Morris served as senior vice president for the company. During his 20-year career with Halliburton, Mr. Morris has served as vice president of finance for Halliburton Energy Services, controller of Halliburton Company, and vice president of finance for Brown & Root. Mr. Morris earned a BBA degree from St. Edwards University.

     Other Halliburton Company officers will remain in place and retain their current responsibilities.

     Halliburton Company delivers its products and services to customers through six business units -- Halliburton Energy
Services, Brown & Root Energy Services, Landmark Graphics
Corporation, Halliburton Energy Development, Brown & Root
Engineering & Construction, and Brown & Root Government Services.

While each business unit has its management team, marketplace identity, and operational and financial goals, the units are united by Halliburton's overall strategy. The six business units will report to Mr. Lesar. Halliburton Company will continue to report its financial results to shareholders through two business segments -- Energy Services and Engineering & Construction Services.

                        Page 6 of 7 Pages
               The Exhibit Index Appears on Page 4

     Dick Cheney, chairman of the board and chief executive officer of Halliburton Company, said, "Dave Lesar, Ken LeSuer, and Gary Morris have made significant contributions to Halliburton Company in strengthening our financial and operational performance in recent years. They bring a wealth of experience and expertise to their new leadership positions, which will contribute to the company s future success."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                             # # #

                        Page 7 of 7 Pages
               The Exhibit Index Appears on Page 4